Exhibit 99.1

Polestar reports global volumes for first quarter of 2023

GOTHENBURG, SWEDEN – 6 April 2023. Polestar Automotive Holding UK PLC (“Polestar” or the “Company,” Nasdaq: PSNY), the Swedish electric performance car brand, reports its global volumes for the first quarter of 2023.

Building on the record 2022 global volumes of over 51,000, the Company delivered approximately 12,000 vehicles in the first quarter of 2023, up nearly 26% year-on-year. Following the usual seasonality affecting deliveries in the first quarter, Polestar continues to anticipate global volumes in 2023 to increase by nearly 60% year-on-year to approximately 80,000 cars, predominantly led by Polestar 2 sales.

“2023 is going to be another year of great progress for Polestar as we expand our portfolio and continue to grow our retail network. In addition to the significant upgrades we have made to Polestar 2, we expect to start production of our highly anticipated electric SUV Polestar 3 in the summer and we will shortly launch Polestar 4, the SUV coupe transformed,” says Polestar CEO, Thomas Ingenlath.

Polestar expects to post its unaudited financial and operational results for the first quarter of 2023 on Thursday 11 May 2023, before market opening in the USA. Polestar’s CEO and CFO will hold a live audio webcast to discuss the Company’s results at 08:00 ET (14:00 CET). Relevant documents and a link to the live audio webcast will be available on the Polestar Investor Relations website at https://investors.polestar.com/.

Ends.

Contacts

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific. The company plans to create a truly climate-neutral production car, without offsetting, by 2030.

Polestar 2 launched in 2019 as the electric performance fastback with avant-garde Scandinavian design and up to 350 kW. Polestar 3 launched in late 2022 as the SUV for the electric age – a large high-performance SUV that delivers sports car dynamics with a low stance and spacious interior. Polestar plans to release three more electric performance vehicles through to 2026.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, Volvo Cars and Geely, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.